FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 11, 2013

Commission File Number: 001-10306 and 001-34718

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

FURNISHED ON FORM 6-K FOR INFORMATIONAL PURPOSES ONLY

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT

11 JANUARY 2013

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFERS FOR CERTAIN EURO, POUNDS STERLING, SWISS FRANC AND SINGAPORE DOLLAR SECURITIES: ANNOUNCEMENT OF PRICING INFORMATION AND FINAL RESULTS

On 3 January 2013, The Royal Bank of Scotland plc (the "Offeror") invited Holders of the securities listed below (the "Securities") who are outside the United States to tender any and all of their Securities for purchase by the Offeror for cash (the "Offers") on the terms of, and subject to the conditions contained in, a tender offer memorandum dated 3 January 2013 (the "Tender Offer Memorandum"). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

The Offeror hereby informs Holders that (for the Fixed Spread Purchase Price Securities) the Reference Yield, Purchase Yield and Purchase Price, and (for all Securities) the Accrued Interest Payment and the aggregate principal amount of each Series of Securities accepted for purchase and the aggregate principal amount of each such Series to remain outstanding after the Offers are as specified in the tables below and that it accepts valid tenders of Securities pursuant to the Offers accordingly.

Title of Series	ISIN	Current Principal Amount Outstanding	Specified Purchase Price	Accrued Interest Payment*		Aggregate Principal Amount Accepted for Purchase		Aggregate Principal Amount to Remain Outstanding
€1,000,000,000 4.750 per cent. Notes due 4 January 2014	XS0180772484	€1,000,000,000	€1,041.00 per €1,000 principal amount	€1.43		€206,063,000		€793,937,000
S$110,000,000 Floating Rate Notes due 31 March 2014	XS0544939084	S$110,000,000	S$253,000 per S$250,000 principal amount	S$1,623.29		S$38,500,000		S$71,500,000
S$390,000,000 2.85 per cent. Notes due 31 March 2014	XS0544939167	S$390,000,000	S$254,500 per S$250,000 principal amount	S$2,127.74		S$154,500,000		S$235,500,000
Title of Series	ISIN	Current Principal Amount Outstanding	Reference Benchmark	Reference Yield	Purchase Yield	Purchase Price**	Accrued Interest Payment*	Aggregate Principal Amount Accepted for Purchase	Aggregate Principal Amount to Remain Outstanding
€1,250,000,000 4.875 per cent. Notes due 15 July 2015	XS0526338693	€1,051,474,000	Applicable Interpolated Mid-Swap Rate	0.549%	1.049%	€1,093.71	€24.58	€183,501,000	€867,973,000
€1,000,000,000 4.25 per cent. Notes due 11 May 2016	XS0254035768	€1,000,000,000	Applicable Interpolated Mid-Swap Rate	0.668%	1.018%	€1,104.87	€28.99	€161,297,000	€838,703,000
€1,000,000,000 4.75 per cent. Notes due 18 May 2016	XS0627824633	€740,990,000	Applicable Interpolated Mid-Swap Rate	0.671%	1.271%	€1,112.90	€31.49	€150,505,000	€590,485,000
€2,000,000,000 4.875 per cent. Notes due 20 January 2017	XS0480133338	€1,607,070,000	Applicable Interpolated Mid-Swap Rate	0.780%	1.580%	€1,127.17	€48.08	€92,743,000	€1,514,327,000
£882,777,000 6.375 per cent. Notes due 29 April 2014	XS0423324887	£728,896,000	5.00 per cent. UK Treasury Gilt due 2014	0.393%	1.243%	£1,065.23	£13.66	£115,521,000	£613,375,000
£519,943,000 6.00 per cent. Notes due 17 May 2017	XS0497707744	£437,339,000	1.75 per cent. UK Treasury Gilt due 2017	0.843%	2.293%	£1,150.56	£39.95	£31,907,000	£405,432,000
SFr.350,000,000 2.75 per cent. Notes due 8 October 2015	CH0117124179	SFr.350,000,000	Applicable Interpolated Mid-Swap Rate	0.146%	0.646%	SFr.5,283.74	SFr.37.05	SFr.85,525,000	SFr.264,475,000

*           The Accrued Interest Payment represents interest accrued and unpaid per applicable Calculation Amount of the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.

** Per €1,000, £1,000, SFr.5,000 or S$250,000 (each a "Calculation Amount") as applicable for such Securities.

The Settlement Date in respect of the Securities accepted for purchase pursuant to the Offers is expected to be 15 January 2013.

NOTICE AND DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror or, if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favourable than those offered pursuant to the Offers.

This announcement must be read in conjunction with the Tender Offer Memorandum. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 January 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary